December 13, 2012

Larry Spirgel
Assistant Director
Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Telesat Canada Form 20-F for the year ended December 31, 2011 Filed on February 22, 2012 File No. 333-159793

Dear Mr. Spirgel:

This letter sets forth the responses of Telesat Canada (the “Company” or “Telesat”) to the comments set forth in the Staff’s letter dated November 27, 2012 in connection with the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on February 22, 2012. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2011

General

1.	Comment: We note your response to comment one from our letter dated November 1, 2012. We continue to believe that you should revise the cover page and signatures of the Form 20-F to reflect Telesat Holdings as the registrant.

Response: Once the Staff has confirmed that it has no further comments, we will file an amendment to the Company’s Form 20-F to reflect Telesat Holdings as the registrant on the cover page and signatures pages of the Form 20-F.

2.	Comment: We note your response to comment four from our letter dated November 1, 2012. You indicate that where the cost of capital is high for a limited time period due to market volatility, the build-up approach may generate negative values due to circumstances that are considered exceptional or temporary. It does not appear that it is appropriate for this reason to switch to the market approach. In this regard, tell us why you did not consider modifying the assumptions used under the build-up approach rather than switching to market approach.

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

Tel.: +1-613-748-0123 Fax: +1-613-748-8712 www.telesat.com

Larry Spirgel

December 13, 2012

Response: The Company tests its orbital slots for impairment on an annual basis. Under IFRS, IAS 36(10)(a) requires that an intangible asset with an indefinite useful life be tested for impairment annually by comparing its carrying amount with its recoverable amount. IAS 36(18) defines recoverable amount as the higher of an asset’s fair value less costs to sell and its value in use.

As required by the IFRS guidance, the Company determines, for each orbital slot, its fair value less costs to sell and its value in use on an annual basis. The higher of these two amounts is determined to be the recoverable amount. To the extent that the recoverable amount is less than the carrying value of the asset, an impairment exists and the asset is written down to its recoverable amount.

Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties after deducting the costs of disposal. In order to determine this amount, the Company estimates what an independent third party would pay to purchase the orbital slot by looking to actual market transactions for similar assets. The Company refers to this approach as the market approach.

The value in use amount is the present value of the future cash flows expected to be derived from the asset. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash flows are discounted at an appropriate weighted average cost of capital. The Company refers to this approach as the build-up approach.

Market volatility or other similar factors do not dictate which approach is used to test for impairment. IAS 36 requires that both approaches are assessed on an annual basis. Given that recoverable amount is determined based on the higher of the two values, either approach may result in the higher recoverable amount in a given year. As a result, the approach used to determine the recoverable amount of a given orbital slot may vary between years. Although the approach may vary, there is no subjectivity. The Company is required to measure the recoverable amount as the higher of the two approaches.

The Company did not consider modifying the assumptions used under the build-up approach rather than switching to the market approach as the guidance required the Company to consider both approaches. Management determined the recoverable amount of each orbital slot using the build-up approach (based on management’s best estimates of the applicable inputs) and the recoverable amount of each orbital slot using the market approach (based on actual market transactions) and concluded that the recoverable amount for impairment testing purposes was the higher of the two.

The recoverable amount of the majority of the Company’s orbital slots has historically been measured based on value in use. As at January 1, 2010 (opening IFRS balance sheet), the orbital slots had a carrying value of $528 million. Of this total carrying amount, $521 million (or 99%) was based on value in use, while $7 million (or 1%) was based on fair value less costs to sell. As at December 31, 2010 and December 31, 2011, all orbital slots were tested for impairment based on value in use.

Larry Spirgel

December 13, 2012

If you have any questions about this filing, please contact me at the number indicated above.

Very truly yours,

/s/ Michel Cayouette

Michel Cayouette

Chief Financial Officer

cc:	Carlos Pacho Claire DeLabar Ivette Leon Chris DiFrancesco Michael Bolitho Brett Cooper